Exhibit 99.8

NICE Launches Enlighten AI for Complaint Management, Providing the Market’s
First Smart, Real-Time Solution to Power Regulatory Compliance

NICE Enlighten AI enables in-the-moment complaint management, remediation and mitigation by automating the analysis of every interaction through voice and digital channels

Hoboken, N.J., August 25, 2021 – NICE (Nasdaq: NICE) today announced the release of Enlighten AI for Complaint Management, which automatically identifies and categorizes consumer complaints as well as automates the remediation process to drive regulatory compliance and improve customer satisfaction, reducing churn. Based on NICE’s first-of-its-kind AI framework for customer engagement, the solution analyzes 100% of interactions across all communication channels and operationalizes root-cause insights to protect organizations from reputational and compliance risks. NICE Enlighten AI for Complaint Management also serves as an early warning system, notifying companies of the potential risk of regulatory action and helping safeguard against sizeable monetary fines.

Consumer complaints are difficult to define on a consistent basis especially when using manual interaction sampling that is not only subjective but only possible on a small selection of interactions, resulting in inconsistent complaint identification. In addition, relying on agents to self-report and process complaints is error prone, burdens them and takes away from time spent on providing service to customers.

By intelligently automating the identification of consumer complaints, NICE Enlighten AI for Complaint Management, boosts compliance, operational efficiency and helps to ensure greater accuracy and speed in addressing remediation. The solution offers easy-to-understand desktop alerts with real-time next-best-action guidance to guide agents to avoid or mitigate consumer complaints during the interaction. For contact center managers, out-of-the-box, customizable dashboards and reports provide a clear view of interactions complaint status, customer satisfaction metrics, interaction trends and contact drivers, facilitating preventative measures. As a result, employees spend more time effectively assisting customers, improving both customer and agent satisfaction.

Barry Cooper President, NICE Workforce & Customer Experience Group, commented, “NICE Enlighten AI for Complaint Management is a powerful tool that builds consumer trust by accelerating compliance and remediation. By accurately identifying and mitigating consumer complaints, churn is reduced, loyalty is built and satisfaction achieved. NICE is proud to provide organizations the ability to address financial, reputational and compliance risk, while building both employee and customer satisfaction through the power of AI.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.